

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2019

Elizabeth Eby
Senior Vice President, Finance and Chief Financial Officer
NEOPHOTONICS CORP
2911 Zanker Road
San Jose, CA 95134

> **Re: NEOPHOTONICS CORP**
> **Form 10-K for the fiscal year ended December 31, 2018**
> **Filed March 8, 2019**
> **File No. 001-35061**

Dear Ms. Eby:

We have reviewed your July 30, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2019 letter.

Form 10-K For the fiscal year ended December 31, 2018

Item 8. Financial Statements and Supplementary Data, page 53

1. We note on page 25 that a major portion of your operations are based in China and on page 30 that approximately 27% of your net property, plant and equipment is located in China. We also note on page 31 that restrictions on currency exchange may limit your ability to use revenue generated in RMB to fund any business activities outside China or make dividend payments in U.S. dollars and that foreign direct investment and loans require approval of SAFE. Please provide Parent-only financial statements pursuant to Rule 5-04 of Regulation S-X or tell us how these factors impacted your analysis of restricted net assets subject to foreign government approval, such as foreign currency restrictions (restricted net assets defined as assets less the sum of liabilities, redeemable preferred stock and non-controlling interests).

2.   Please expand the proposed disclosure to be included in future filings in Note 14 to include restricted net assets, as defined above.

      You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications